December 22, 2016

Securities and Exchange Commission
 Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561
Attn:  Stephen Krikorian

Re:   GSE Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 25, 2016
Form 8-K
Furnished November 30, 2016
File No. 001-14785

Dear Mr. Krikorian:

On behalf of GSE Systems, Inc. (the "Company"), I am responding to the comments contained in the letter dated December 8, 2016 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "Commission") to Emmett Pepe, Senior Vice President & Chief Financial Officer of the Company, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 ("2015 10-K") and our Form 8-K furnished on November 16, 2016.  For your convenience, the Company's response is set forth next to the number corresponding to the numbered comment in the Comment Letter.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in our 2015 10-K.

Form 10-K for the Fiscal Year ended December 31, 2015

Item 7. Management's Discussion and Analysis on Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

Comment:

1.
We note on page F-43 that 31% of your 2015 revenue was derived from international sales of your products and services from all of your subsidiaries.  To the extent that you have material cash balances outside of the United States, please tell us your consideration of disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

Although the Company has cash balances held outside of the U.S., we have significant net operating losses that may be used to offset U.S. taxes arising from the repatriation of these funds.  We intend to provide the following disclosure in future filings in the "Liquidity" section of our MD&A:

"As of December 31, 20XX and December 31, 20XX, the Company's consolidated cash and cash equivalents totaled $XX.X million and $XX.X million, respectively; including cash and cash equivalents held at non-U.S. entities totaling $XX.X million and $XX.X million, respectively.  We earn a significant amount of our revenues outside the U.S. and intend to indefinitely reinvest the undistributed earnings from our non-U.S. entities.  We do not currently anticipate a need to repatriate the cash or cash equivalents held by non-U.S. entities to the U.S.; however, if the Company repatriated any of these funds, it would have sufficient net operating losses for the foreseeable future to offset U.S. taxes that may be imposed as a result and expect the effect of any repatriation would not have a material impact on our effective tax rate."

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page F-32

Comment:

2.
Please revise to disclose the amount of undistributed foreign earnings, if any, for which you have not provided any U.S. income tax. In addition, please revise to disclose the amount of the unrecognized deferred tax liability related to undistributed earnings or include a statement that such determination is not practicable. We refer you to ASC 740-30-50-2b and 50-2c.

Response:

We advise the Staff that the Company had an accumulated consolidated deficit related to its foreign subsidiaries of $184,000 as of December 31, 2015.  The Company has two foreign subsidiaries with aggregate undistributed earnings of $908,000 at December 31, 2015.  The Company has not provided for U.S. income taxes on the non-U.S. subsidiaries with aggregate undistributed earnings, as the Company plans to permanently reinvest these amounts.   Generally, the undistributed foreign earnings become subject to U.S. taxation upon the remittance of dividends to a U.S. stockholder such as a parent company and under certain other circumstances.  We do not believe that it is practicable to estimate with reasonable accuracy the hypothetical amount of the unrecognized deferred tax liability on our undistributed foreign earnings given the many factors and assumptions necessary to estimate the amount of the federal income tax that may be payable in the future on the undistributed earnings.

In future filings we plan to include additional disclosure noting "We do not believe that it is practicable to estimate with reasonable accuracy the hypothetical amount of the unrecognized deferred tax liability on our undistributed foreign earnings given the many factors and assumptions necessary to estimate the amount of the federal income tax that may be payable in the future on the undistributed earnings."

Note 16. Segment Information, page F-42

Comment:

3.
We note from the table on page 18 that United Kingdom and People's Republic of China provided more than 10% of your consolidated revenue in 2014.  To the extent material, revenues and long-lived assets by any individual foreign country may need to be separately disclosed. Please tell us how you considered the guidance in ASC 280-10-50-41. As part of your response, please tell us what consideration you gave to disclosing the basis for attributing revenues from external customers to individual foreign countries. In this regard,  we note approximately 31% and 52% of your 2015 and 2014 revenue, respectively, was derived from international sales of your products and sales, while your contract revenue combining Europe and Asia accounted for approximately 13% and 24% of consolidated contract revenue in 2015 and 2014, respectively.

Response:

The Company considered the guidance in ASC 280-10-50-41 and separately disclosed revenues from individual foreign countries comprising more than 10% of consolidated revenues in Item 1A. Risk Factors.  Currently, the Company's long-lived assets in foreign countries total less than 10% of the Company's consolidated long-lived assets and are considered immaterial for disclosure in the consolidated financial statements.  The Company will disclose revenues from and long-lived assets located in foreign countries, to the extent they are material, in the Segment footnote in future filings to ensure we are complying with the requirements set forth in ASC 280-10-50-41.

Revenues from customers are attributed to individual foreign countries based on the contracting entity.  During 2015 and 2014, a large portion of the Company's revenues from foreign customers were contracted directly with the U.S. entity.  As such, these were disclosed as revenues earned in the U.S.  This would also explain why the percentage of contract revenues combining Europe and Asia was less than the international sales as a percentage of total sales.  The Company will disclose the basis for attributing revenues to individual foreign countries in the Segment Information footnote in future filings.

Form 8-K furnished on November 16, 2016

Comment:

4.
We note under the "Q3 2016 Overview" section your disclosure of Adjusted EBITDA before those of your operating income and net income.  Consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Regulation G, please ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures.  We also refer you to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

Response:

The Company acknowledges the Staff's comment and will revise the presentation in future earnings releases and Commission filings so that Adjusted EBITDA follows our Operating Income and Net Income disclosures so as to ensure it is not given greater prominence than the most directly comparable GAAP measures.  We will also review the guidance referenced above prior to furnishing future earnings releases.

Comment:

5.
We note that you disclose cash and equivalents per diluted share on the first page of your earnings release.  Please explain to us how you considered the guidance in Question 102.05 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

Response:
It was the Company's position that cash and equivalents per diluted share was a performance measure to highlight the increase in our cash position.  Upon further review, we understand how this may be viewed as a liquidity measure.  We will remove this metric from future earnings releases and Commission filings.

We hope that these responses adequately address the Staff's comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Daniel Pugh, Senior Vice President, General Counsel & Risk Management Officer at (410) 970-7806 or me at (410) 970-7870.

Sincerely,

/s/ Emmett Pepe
Emmett Pepe
Senior Vice President and Chief Financial Officer
GSE Systems, Inc.